Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127405

SUPPLEMENT NO. 22 DATED NOVEMBER 19, 2008 TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 22 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 12 dated September 11, 2008, Supplement No. 13 dated September 22, 2008, Supplement No. 14 dated September 30, 2008, Supplement No. 15 dated October 6, 2008, Supplement No. 16 dated October 7, 2008, Supplement No. 17 dated October 14, 2008, Supplement No. 18 dated October 15, 2008, Supplement No. 19 dated October 28, 2008, Supplement No. 20 dated October 29, 2008 and Supplement No. 21 dated November 17, 2008. Capitalized terms used in this Supplement No. 22 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Real Estate Investments—Properties.”

RECENT DEVELOPMENTS

Acquisition of Avion Midrise III & IV

On November 18, 2008, we acquired a fee interest in Avion Midrise III & IV, located at 14550 and 14560 Avion Parkway, in Chantilly, Virginia. We acquired Avion Midrise III & IV for $41,500,000, exclusive of customary closing costs and loan assumption costs, which was funded from the proceeds of our initial public offering. As part of the acquisition, we assumed $22,186,414 of existing debt on Avion Midrise III & IV that has a 5.52% interest rate and matures in April 2014. Upon closing, we paid CBRE Advisors LLC, our investment advisor, an acquisition fee of approximately $415,000. This acquisition fee is not included in the $41,500,000 acquisition cost of Avion Midrise III & IV.

Avion Midrise III & IV each consist of a three-story office building, with surface parking lots, completed in 2003 and 2002, respectively. Avion Midrise III has 71,507 rentable square feet and is 100% leased to Lockheed Martin Corporation, a leading supplier of aerospace and defense products and services, under a lease that expires in September 2012. Avion Midrise IV has 71,504 rentable square feet and is 100% leased to the U.S. General Services Administration, under a lease that expires in January 2012. Both buildings have been improved to meet Sensitive Compartmentalized Information Facilities standards that include enhanced access control systems which meet specific security requirements for handling federal classified information.

The estimated acquisition cap rate for Avion Midrise III & IV is approximately 7.3%. The acquisition cap rate equals annualized in-place net operating income divided by total acquisition costs for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquired the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.